Weil, Gotshal & Manges LLP

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New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

April 4, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Susan Block

Re:	Papa Murphy’s Holdings, Inc.
Registration Statement on Form S-1
Filed March 11, 2014
File No. 333-194488

Dear Ms. Block:

On behalf of our client, Papa Murphy’s Holdings, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) contained in its letter dated March 21, 2014, relating to the Registration Statement on Form S-1 of the Company (File No. 333-194488) filed with the Securities and Exchange Commission on March 11, 2014. We are concurrently filing via EDGAR, Amendment No. 1 to the Registration Statement on Form-S-1 (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff. We are sending to the Staff under separate cover courtesy copies of the Registration Statement, including copies marked to show the changes from the version filed on March 11, 2014.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 51

Notes to the Unaudited Pro Forma, page 53

Note (4) Acquisition Accounting Adjustments, page 53

(b), page 53

1.	Please disclose the gross depreciable or amortizable amount and period for each type of asset.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 56.

(c), page 53

2.	Please disclose the rate of interest used to calculate the interest adjustment.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 56.

Note (5) Recapitalization, page 54

(a), page 54

3.	Please disclose the rate of interest used to calculate the interest adjustment.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 56.

Amendments Related to the Acquisition by Lee Equity, page 113

4.	We note the registration rights provisions in the existing stockholders’ agreement. As such, please file that agreement.

The Company has included the amended and restated stockholders’ agreement in the exhibit index as Exhibit 4.2 and will file the agreement in a subsequent amendment to the Registration Statement.

Principal and Selling Stockholders, page 119

5.	We note your response to our prior comment 12 and reissue in part. Please revise footnote 2 to the table to disclose the natural persons who have voting and investment control of the shares beneficially owned by Thrivent White Rose Fund or advise.

The Company has revised its disclosure in response to the Staff’s comment. Please see page 124.

Note 3: Acquisitions, page F-13

6.	We note that the company’s investment in Project Pie is being accounted for as a cost method investment. Please provide us with an analysis of how you determined your treatment is appropriate. Include in your response specific information regarding your consideration of the applicable factors listed in ASC 323-10-15-6, as well as the fact that your chairman is also the chairman of the Project Pie board of managers and chairman of Project Pie in an executive capacity and one of your other directors is also on Project Pie’s board of managers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company evaluated whether its investment in Project Pie should be classified as an equity method or cost method investment through review of the guidance in Accounting Standards Codification (“ASC”) Subtopic 323-10. The scope of ASC paragraph 323-10-15-3 states “The guidance in the Investments—Equity Method and Joint Ventures Topic applies to investments in common stock or in-substance common stock” and further, “common stock and in-substance common stock that give the investor the ability to exercise significant influence (see ASC paragraph 323-10-15-6) over operating and financial policies of an investee...”.

The Company determined that its investment in Project Pie, in the form of series A convertible preferred units (“Preferred Units”), is not within the scope of the equity method of accounting under ASC Subtopic 323-10, because the investment is not common stock or in-substance common stock.

The Company came to this conclusion after considering the three characteristics to be met for the Preferred Units to be considered in-substance common stock. These three characteristics, as outlined by ASC paragraphs 323-10-15-13 to 15-19 are the subordination characteristics of common stock and the investment, the risks and rewards of ownership, and an obligation to transfer value. As stated in ASC paragraphs 323-10-15-14 “If the investor determines that any one of the characteristics in the preceding paragraph indicates that an investment in an entity is not substantially similar to an investment in that entity’s common stock, the investment is not in-substance common stock”.

The holders of Preferred Units of Project Pie (“Preferred Members”) (which includes the Company) receive all of their contributed capital before the holders of common units of Project Pie (the “Common Members”) receive any capital, whether a distribution is a liquidation or dividend. Due to the size of the liquidation preference for the Preferred Units, which is equal to the Company’s investment ($2,000,000 as of December 30, 2013), and the sufficiency of the subordinate equity on a fair value basis (which is greater than the Company’s investment), the Company determined there is a substantive liquidation privilege for the Preferred Units over the common stock. Based on the dividend rights and liquidation preference, the Preferred Units are not in-substance common stock. As the investment is not legal-form common stock or in-substance common stock based on the criterion analyzed, the Company concluded that the investment is not within the scope of equity method accounting in ASC Subtopic 323-10.

As mentioned above, the fair value perspective on the Company’s investment and common stock indicates that the liquidation preference of the Preferred Units is substantive and that the common stock is substantive subordinated equity. These characteristics indicate that the Company’s investment in the Preferred Units is not substantially similar to an investment in common stock.

Further, the Preferred Units do not have a readily determinable value as defined in ASC Section 320-10-15. Therefore, the investment is not within the scope of ASC Topics 320 and 323 and the Company applied the cost method of accounting to the investment.

The Company also considered the relationship of its Chairman and another director with Project Pie, and concluded that these facts are not incorporated into the accounting criteria for determining whether the Preferred Units should be accounted for under the equity method of accounting, given that the Preferred Units are not within the scope of equity method accounting.

In conclusion, the Company believes that its investment in Preferred Units is not in-substance common stock according to ASC paragraph 323-10-15-13(a) and therefore the characteristics in ASC paragraphs 323-10-15-13(b) and (c) need not be considered. Accordingly, since the Company’s investment in Preferred Units is not that of common stock or in-substance common stock, the equity method of accounting in accordance with ASC Subtopic 323-10 should not be applied and the investment should be accounted for in accordance with the cost method.

The Company acknowledges the Staff’s comment to consider the relationship of the Company’s Chairman and other director if the Company’s investment becomes subject to the equity method of accounting due to the occurrence of one of the events described in ASC paragraph 323-10-15-16. According to ASC paragraph 323-10-15-16, the Company will consider the determination of whether an investment is substantially similar to common stock if any of the following occurs:

a. The contractual terms of the investment are changed resulting in a change to any of its characteristics described in ASC paragraph 323-10-15-13 and the preceding paragraph;

b. There is a significant change in the capital structure of the investee, including the investee’s receipt of additional subordinated financing; or

c. The investor obtains an additional interest in an investment in which the investor has an existing interest.

The Company performed its initial analysis under ASC paragraph 323-10-15-13 as of the date of its investment. None of the above events occurred from the date of the investment through the end of 2013 that would require further analysis subsequent to the date of the investment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Ken Calwell
Chief Executive Officer
Papa Murphy’s Holdings, Inc.

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